UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report Pursuant to
Section 13 Or 15(d) of the Securities Exchange Act of 1934

July 6, 2006
Date of Report (Date of earliest event reported)

Commission File Number 1-6560

THE FAIRCHILD CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware

(State of incorporation or organization)

34-0728587

(I.R.S. Employer Identification No.)

1750 Tysons Boulevard, Suite 1400, McLean, VA 22102

(Address of principal executive offices)

(703) 478-5800

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

FORWARD-LOOKING STATEMENTS:

Certain statements in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate,'' ' believe,'' ' could,'' ' estimate,'' ' expect,'' ' intend,'' ' may,'' ' plan,'' ' predict,'' ' project,'' ' will'' and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend estimates that may cause our actual future activities and results of operations to be materially different from those suggested or described in this financial discussion and analysis by management. These risks include: our ability to finance and successfully operate our retail businesses; our ability to accurately predict demand for our products; our ability to receive timely deliveries from vendors; our ability to raise cash to meet seasonal demands; our dependence on the retail and aerospace industries; our ability to maintain customer satisfaction and deliver products of quality; our ability to properly assess our competition; our ability to improve our operations to profitability status; our ability to liquidate non-core assets to meet cash needs; our ability to attract and retain highly qualified executive management; our ability to achieve and execute internal business plans; weather conditions in Europe during peak business season and on weekends; labor disputes; competition; foreign currency fluctuations; worldwide political instability and economic growth; military conflicts, including terrorist activities; infectious diseases; new legislation which may cause us to be required to fund our pension plan earlier than we had expected; and the impact of any economic downturns and inflation.

If one or more of these and other risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this filing, even if new information, future events or other circumstances have made them incorrect or misleading.

ITEM 2.01. COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On July 6, 2006, Republic Thunderbolt, LLC (an indirect, wholly-owned subsidiary of The Fairchild Corporation), completed the sale of Airport Plaza. The purchaser was Airport Plaza, LLC, an affiliate of Kimco Realty Corporation. Airport Plaza is a shopping center located in Farmingdale, NY. We received net proceeds of approximately $40.7 million from the sale. As a condition to closing, the buyer assumed our existing mortgage loan on Airport Plaza that had an outstanding principal balance of approximately $53.5 million on the closing date. As a result of post-closing adjustments, Republic Thunderbolt, LLC expects to receive an additional amount of approximately $0.3 million. We decided to sell the shopping center to enhance our financial flexibility, allowing us to invest in existing operations or pursue other opportunities, including opportunities to take our company private, or "going dark". The purchase agreement for the sale of Airport Plaza was previously reported on Form 8-K filed on December 22, 2005.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(b) PRO FORMA FINANCIAL INFORMATION


THE FAIRCHILD CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


The following unaudited pro forma consolidated financial statements give effect to the disposition of our Farmingdale, New York, shopping center, Airport Plaza, to Airport Plaza, LLC, an affiliate of Kimco Realty Corporation, for a total price of approximately $95.1 million. The purchaser has assumed our existing mortgage loan of approximately $53.5 million. After transaction costs and other adjustments, we received net proceeds from the sale of approximately $40.7 million. We expect to receive an additional amount of approximately $0.3 million from post-closing adjustments. The unaudited pro forma consolidated statement of operations for the year ended September 30, 2005 gives effect to the disposition of the shopping center as if it had occurred on October 1, 2004. The unaudited pro forma consolidated balance sheet as of March 31, 2006 gives effect to the disposition of the shopping center as if it occurred on March 31, 2006. The unaudited consolidated statement of operations for the three and six months ended March 31, 2006, as previously filed in our Quarterly Report on Form 10-Q dated March 31, 2006, reflected the results of Airport Plaza as a discontinued operation and are not included in this report.

The pro forma adjustments are based on preliminary estimates of currently available information and assumptions that we believe are reasonable. The unaudited pro forma consolidated financial statements are presented for informational purposes only and are not intended to be indicative of either future results of our operations or results that might have been achieved if the transaction occurred on the dates specified.

The unaudited pro forma consolidated financial statements should be read in conjunction with our historical consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the period ended March 31, 2006 and our Annual Report on Form 10-K for the year ended September 30, 2005 incorporated by reference herein.

We expect to recognize a gain from this transaction. However, because of uncertain costs to cure environmental matters for which we retained responsibility, the gain may be delayed. Based upon these pro forma statements, and as if the disposition of the shopping center had occurred on March 31, 2006, we would have recorded a deferred gain of approximately $12.8 million gain from the sale of our shopping center.

THE FAIRCHILD CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Twelve Months Ended September 30, 2005
(In thousands, except per share data)

	Fairchild Historical		Airport Plaza Historical (a)		Fairchild Pro Forma	
Net sales	$	341,587	$	-	$	341,587
Rental revenue		10,830		(10,174)		656
		352,417		(10,174)		342,243
Costs and expenses:						
Cost of goods sold		211,582		-		211,582
Cost of rental revenue		6,895		(6,725)		170
Selling, general & administrative		157,499		(98)		157,401
Pension and postretirement benefits		6,445		-		6,445
Other income		(5,909)		-		(5,909)
Amortization of intangibles		560		-		560
Impairment expense		2,895		-		2,895
		379,967		(6,823)		373,144
Operating loss		(27,550)		(3,351)		(30,901)
Net interest expense		(14,958)		3,240		(11,718)
Investment income		6,009		-		6,009
Fair market value increase in interest rate contract		5,942		-		5,942
Loss before taxes		(30,557)		(111)		(30,668)
Income tax provision		(2,384)		90		(2,294)
Equity in loss of affiliates, net		(156)		-		(156)
Loss from continuing operations	$	(33,097)	$	(21)	$	(33,118)
Loss per share from continuing operations:						
Basic	$	(1.31)			$	(1.31)
Diluted		(1.31)				(1.31)
Weighted average shares outstanding:						
Basic		25,224				25,224
Diluted		25,224				25,224

The accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements are an integral part of these statements.

THE FAIRCHILD CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
March 31, 2006
(In thousands)

	Fairchild Historical		Airport Plaza Historical (b)		Airport Plaza Disposition (c)		Fairchild Pro Forma
Cash	$ 14,606	$	-	$	40,729	(d) $	55,335
Short-term investments	7,064		-		1,000	(e)	8,064
Accounts receivable, less allowances	19,702		-		336	(f)	20,038
Inventory	117,785		-		-		117,785
Current assets of discontinued operations	1,859		(1,859)				-
Prepaid and other current assets	13,238		-		-		13,238
Total current assets	174,254		(1,859)		42,065		214,460
Net fixed assets	58,463		-		-		58,463
Noncurrent assets of discontinued operations	78,101		(78,101)		-		-
Goodwill and intangible assets	42,474		-		-		42,474
Investment in affiliates	2,831		-		-		2,831
Prepaid pension assets	32,341		-		-		32,341
Deferred loan costs	1,660		-		-		1,660
Long-term investments	62,558		-		-		62,558
Notes receivable	6,627		-				6,627
Other assets	7,423		-		-		7,423
Total Assets	$ 466,732	$	(79,960)	$	42,065	$	428,837
Bank notes payable & current maturities of debt	$ 49,250	$	-	$	-	$	49,250
Accounts payable	49,727		-		-		49,727
Accrued liabilities:			-				
Salaries, wages and commissions	9,762		-		-		9,762
Insurance	7,190		-		-		7,190
Interest	251		-		-		251
Other accrued liabilities	18,433		-		1,000	(e)	19,433
Current liabilities of discontinued operations	1,177		(1,177)		-		-
Total current liabilities	135,790		(1,177)		1,000		135,613
Long-term debt, less current maturities	29,876		-		-		29,876
Other long-term liabilities	25,690		-		12,766	(i)	38,456
Pension liabilities	50,037		-		-		50,037
Retiree health care liabilities	26,727		-		-		26,727
Noncurrent income taxes	42,179		-		2,633	(g)	44,812
Noncurrent liabilities of discontinued operations	53,117		(53,117)		-		-
Total liabilities	363,416		(54,294)		16,399		325,521
Class A common stock	3,047		-		-		3,047
Class B common stock	262		-		-		262
Paid-in capital	232,547		(25,666)	(h)	25,666	(i)	232,547
Treasury stock, at cost	(76,352)		-		-		(76,352)
Notes due from stockholders	(43)		-		-		(43)
Retained earnings	9,965		-		-		9,965
Cumulative other comprehensive loss	(66,110)		-		-		(66,110)
Total stockholders' equity	103,316		(25,666)		25,666		103,316
Total liabilities & stockholders' equity	$ 466,732	$	(79,960)	$	42,065	$	428,837

The accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements are an integral part of these statements.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(In thousands)

(a) Represents the elimination of the historical operating results from our Airport Plaza shopping center that we sold to Airport Plaza, LLC for the period presented.

(b) Represents the elimination of the historical assets and assumed debt from our Airport Plaza shopping center that we sold to Airport Plaza, LLC for the period presented.

(c) Represents the effects of the disposition of the Airport Plaza shopping center.

(d) Represents the increase in cash from the net proceeds we received from the disposition of the Airport Plaza shopping center as follows:

Sales Price	$	95,051
Proceeds from mortgage escrows and prepaid expenses		1,917
Debt Assumed by Buyer		(53,477)
Payment of accrued interest		(221)
Release of tenant security deposits and unearned revenue		(489)
Cash placed in escrow for environmental matters		(1,000)
Transaction expenses		(1,052)
Net cash received from transaction	$	40,729

(e) Represents the cash placed in escrow for environmental matters.

(f) Represents the additional proceeds we expect to receive from post-closing adjustments.

(g) Represents estimated taxes on the disposition of the Airport Plaza shopping center.

(h) The assets and liabilities of our shopping center were reported as assets and liabilities of discontinued operations at March 31, 2006, as follows:

Current assets of discontinued operations:		
Accounts receivable	$	26
Prepaid expenses and other current assets		1,833
		1,859
Noncurrent assets of discontinued operations:		
Property, plant and equipment		90,741
Accumulated depreciation		(16,346)
Deferred loan costs		790
Other assets		2,916
		78,101
Current liabilities of discontinued operations:		
Current maturities of long-term debt		(689)
Accounts payable		(105)
Accrued liabilities		(383)
		(1,177)
Noncurrent liabilities of discontinued operations:		
Long-term debt		(52,949)
Other long-term liabilities		(168)
		(53,117)
Total net assets of discontinued operations	$	25,666

(i) Represents the deferred book gain, as currently estimated from the disposition of the Airport Plaza shopping center, calculated as follows:

Net cash received from transaction	$	40,729
Additional proceeds expected from post-closing adjustments		336
Less: Net assets of the shopping center		(25,666)
Estimated tax provision		(2,633)
Deferred gain from transaction (1)	$	12,766

(1) Because of uncertain environmental liabilities that we retained, the gain from this transaction will be required to be delayed until these matters are resolved.

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 12, 2006

THE FAIRCHILD CORPORATION

By: /s/ DONALD E. MILLER
Name: Donald E. Miller
Title: Executive Vice President,
             Corporate Secretary and General Counsel